February 11, 2008

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:                    Lowe’s Companies, Inc.
      Registration Statement on Form 8-A12G (File No. 000-53081)

Ladies and Gentlemen:

Lowe’s Companies, Inc. hereby requests that the Securities and Exchange Commission consent to the immediate withdrawal of the Company’s Registration Statement filed February 5, 2008, together with all exhibits thereto (File No. 000-53081).  The Company intended to file a current report on Form 8-K, but inadvertently filed the current report under the incorrect submission type, 8-A12G, for registration of a class of securities under section 12 of the Securities Exchange Act of 1934.  The Company subsequently filed the current report on Form 8-K on the same date, February 5, 2008, under the correct submission type, 8-K.

If you have any questions or require further information or documentation, please do not hesitate to call the undersigned at (704) 758-3680.

Sincerely,

                                 /s/ Matthew V. Hollifield

Matthew V. Hollifield
Senior Vice President and Chief Accounting Officer